PROFESSIONALLY MANAGED PORTFOLIOS

California Office 2020 East Financial Way Glendora, CA 91741	Wisconsin Office 615 East Michigan Street Milwaukee, WI 53202

October 18, 2018

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”) File Nos.: 333-227469 Regarding the Merger of Congress SMid Core Opportunity Fund into Congress Mid Cap Growth Fund
CIK No. 0000811030

Dear Ms. Larkin:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), Professionally Managed Portfolios (the “Registrant”) hereby requests that the Amendment to the Registration Statement filed on Form N‑14, which was filed as EDGAR submission type N‑14/A with the U.S. Securities and Exchange Commission on October 18, 2018 (Accession No. 0000894189-18-005667) to register shares in connection with the reorganization of Congress SMid Core Opportunity Fund into Congress Mid Cap Growth Fund, be withdrawn because the Registrant inadvertently excluded the facing sheet.

The Registrant is requesting that the Amendment to the Registration Statement be withdrawn as it intends to file a new Amendment to the Registration Statement on Form N‑14.  No securities have been sold in connection with the previously filed Form N-14 Information Statement.

If you have any questions regarding this registration withdrawal, please do not hesitate to contact the undersigned at (626) 914‑7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc: Domenick Pugliese, Esq., Schiff Hardin LLP